Exhibit 7.07

ROUMELL ASSET MANAGEMENT, LLC
2 Wisconsin Circle, Suite 600
Chevy Chase, Maryland  20815
(301) 656-8500
December 3, 2013
Secretary and Board of Directors
Transcept Pharmaceuticals, Inc.
1003 W. Cutting Blvd., Suite #110
Point Richmond, CA 94804

Gentlemen,

Roumell Asset Management, LLC, Transcept’s largest shareholder, would like to nominate two highly-qualified individuals to serve as members of the company’s board of directors.  We request that these individuals be nominated for election to the board and included in the company’s proxy materials for its next annual meeting of shareholders in 2014.

Mr. Matthew Loar and Mr. Gerald Hellerman are eminently qualified to join Transept’s board.  Each has the requisite experience to add tremendous value to Transcept’s stated goal of maximizing shareholder value in a timely manner.  Mr. Loar has ten years’ experience as a CFO with publicly-traded biopharmaceutical companies.  Mr. Loar has been a key player in completing a number of corporate collaborations for drugs in development, renegotiating existing agreements and, in two instances, assuming all operating responsibilities of CEO.  Mr. Loar is 50 years of age and his current work and residence address is 322 Castilian Way, San Mateo, California, 94402.  His principal occupation currently is an independent financial consultant, and he also serves on the board of Neurobiological Technologies, Inc.  Mr. Loar beneficially owns 54,755 shares of Transcept’s common stock.

Mr. Hellerman is 76 years of age and has a long and highly distinguished career that has included extensive private and governmental experience.  He received a number of performance awards at the U.S. Department of Justice (“DOJ”), where he served as the Chief Financial Analyst for the Antitrust Division and provided financial and corporate assistance to other DOJ Divisions.  Mr. Hellerman currently sits on the boards of five companies and has extensive experience chairing company audit committees.  Mr. Hellerman’s work and residence address is 5431 NW 21st Avenue, Boca Raton, Florida, 33496.  He has been Managing Director of Hellerman Associates for approximately 20 years.  Hellerman Associates has provided financial consulting and litigation support services, including expert testimony to law firms, investors, DOJ, the Internal Revenue Service and the Department of Commerce.  Assignments have included financial and corporate analysis, corporate control, divesture, valuation, bankruptcy reorganization and fraudulent transfer issues.  Mr. Hellerman does not beneficially own any Transcept securities.

We are separately sending you questionnaires completed by each of Mr. Loar and Mr. Hellerman, which contain all of the information you should need to determine their respective qualifications and independence.  In the questionnaires, both have consented to being named in the company’s proxy materials and agreed to serve as members of the company’s board of directors if elected.  Mr. Loar and Mr. Hellerman are willing to speak or meet with members of the company’s board of directors, particularly members of the Nominating and Corporate Governance Committee.  Please note that there are no arrangements or understandings between Mr. Loar and Mr. Hellerman or among Mr. Loar, Mr. Hellerman and Roumell Asset Management with respect to serving on the Transcept board, other than their willingness to serve at our request.

As indicated on our Form 4 filed on November 27, 2013 and submitted to the company on that date, Roumell Asset Management beneficially owns over 1.9 million Transcept shares and has beneficially owned over 5% of the company’s outstanding shares for more than a year.  Other than shares sold or transferred at the request of clients, Roumell Asset Management currently intends to hold its Transcept shares  through the date of the next annual meeting of shareholders.

Sincerely,

ROUMELL ASSET MANGAGEMENT, LLC

/s/ James C. Roumell
James C. Roumell, President